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05037452



SEC MAIL PROCESSING / RECEIVED / FEB 2 8 2005 / WASH. D.C. 213 / SECTION

BB 3/8

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41437

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/04__ AND ENDING __12/31/2004__
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: __LOWELL AND Co. INC.__

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__1500 BROADWAY STE 1208__
(No. and Street)

__LUBBOCK__   __TX__   __79401__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__TERI JARDIN__   __806-747-2644__
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__FRED GOTHARD__
(Name – *if individual, state last, first, middle name*)

__P.O. Box 53573__   __LUBBOCK__   __TX__   __79453__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _WILLIAM H. LOWELL_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _LOWELL AND COMPANY INC._ , as of _DECEMBER 31_ , 20 _04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

PRESIDENT
Title

VICKI WILLIAMS
Notary Public, State of Texas
My Commission Expires
September 08, 2005

Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LOWELL & COMPANY, INC.

Fred L. Gothard
Certified Public Accountant

Fred L. Gothard _____ *Certified Public Accountant*

P.O. Box 53573
Lubbock, Texas 79453
(806) 745-1897
Fax (806) 745-1482

Board of Directors
Lowell and Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Lowell and Company, Inc. (the Company), for the year ended December 31, 2004, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fred L. Gothard, C.P.A.
Lubbock, Texas
February 25, 2005

LOWELL & COMPANY, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S
REPORT

DECEMBER 31, 2004

Lowell & Company, Inc.
Contents

Fred L. Gothard _____ Certified Public Accountant

P.O. Box 53573
Lubbock, Texas 79453
(806) 745-1897
Fax (806) 745-1482

Independent Auditor's Report

Board of Directors
Lowell and Company, L.L.C.

I have audited the accompanying statement of financial condition of Lowell and Company, Inc. (the Company) as of December 31, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lowell and Company, Inc. at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fred L. Gothard, C.P.A.
Lubbock, Texas
February 25, 2005

2

Lowell & Company, Inc.

Statement of Financial Condition

December 31, 2004

Assets

Cash	$	28,186
Deposits with clearing organizations		10,000
Receivable from Brokers or Dealers		39,756
Automotive, furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $23,454. (Notes 2,5)		47,813
Other assets		4,810
	$	130,565

Liabilities and Stockholders' Equity

Liabilities:

Accounts payable, accrued expenses, and other liabilities	$	10,810
Current Note Payable	$	6,858
Long-Term Note Payable (Note 10)		26,611
		44,279

Stockholders' equity:

Common stock, $1 pay value, authorized 1,000,000 shares, issued 1,000 shares (Note 8)		1,000
Retained earnings		85,286
Total stockholders' equity		86,286
	$	130,565

The accompanying notes are an integral part of these financial statements.

Lowell & Company, Inc.

Statement of Income

For the Year Ended December 31, 2004

Revenues
Commissions (Note 2)	$ 359,699
Interest	3,363
Investment advisory fees	168,645
Other Income	10,781
	542,488

Expenses:
Employee compensation and benefits	173,892
Floor brokerage, exchange, and clearance fees	45,726
Communications and data processing	16,880
Interest and dividends	512
Occupancy	26,704
Other expenses	213,017
	476,731

Net Income	$ 65,757
Basic earnings per share (Note 9)	$ 65.76

The accompanying notes are an integral part of these financial statements.

Lowell & Company, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2004

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2004	$ 1,000	$ 42,080	43,080
Net Income, Year Ended December 31, 2004		65,757	65,757
Capital Additions		9,899	9,899
Distributions to Stockholders		(32,450)	(32,450)
Balance, December 31, 2004	$ 1,000	$ 85,286	$ 86,286

The accompanying notes are an integral part of these financial statements.

Lowell & Company, Inc.

Statement of Cash Flows for the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$ 65,757
Adjustments to reconcile net income to net cash used by operating activities:	
Amortization and depreciation	7,246
(Increase)/decrease in operating assets	
Receivable from Broker or Dealers	116
Receivable from non-customers	(8,723)
Other Assets	(3,283)
Increase/(decrease) in operating liabilities	
Accounts payable and accrued expenses	(6,932)
Current Note Payable	1,859
Long-Term Note Payable	24,545
Net cash provided by operating activities	**80,585**

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of Automobile	(42,345)
Purchase of Computer Equipment	(4,516)
Purchase of Office Equipment	(2,269)
Purchase of Leasehold Improvements	(675)
Net cash used by investing activities	**(49,805)**

CASH FLOWS FROM FINANCING ACTIVITIES

Additions to Capital by Stockholders	9,899
Distribution to Stockholders	(32,450)
Net cash used by financing activities	**(22,551)**

Net increase/(decrease) in cash	**8,229**
Cash at beginning of period	**19,957**
Cash at end of period	**$ 28,186**

The accompanying notes are in integral part of these financial statements.

Lowell & Company, Inc.

Notes to Financial Statements

December 31, 2004

1. **Organization and Nature of Business**
    Lowell & Company, Inc. (the company) was incorporated on April 18, 1989 and became effective with the NASD on September 18, 1989. The company is a broker-dealer in securities registered with the Securities and Exchange Commission under the exempt provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a clearing broker-dealer. The company is a Texas Corporation.

2. **Significant Accounting Policies**
    Security transactions (and related commission revenue and expenses) are recorded on a settlement date basis, generally the fifth business day following the transactions. If materially different, security transactions, and the related commission income and expenses are recorded on a trade date basis.

    Furniture, equipment, and leasehold improvements are recorded at cost and amortized in accordance with applicable Federal income tax regulation, which is not materially different than generally accepted accounting principles.

3. **Net Capital Requirements**
    Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

    There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2004 and in the procedures followed in making the periodic computation required. At December 31, 2004, the company had net capital of approximately $28,636 and net capital requirements of $5,000.

4. **Possession or Control Requirements**
    There were no material inadequacies found to exist in the procedures followed in adhering to the exempt provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer accounts; therefore, the company does not have any possession or control of customer funds or securities.

(Continued)

5.   **Automotive, Furniture, Equipment, & Leasehold Improvements**
Automotive, Furniture, Equipment, and Leasehold Improvements are recorded at historical cost, less accumulated depreciation. Depreciation expense for the year was $7,246.

6.   **Federal Income Taxes**
The company has elected to be treated as an "S Corporation" under the Internal Revenue Code (the code). Under the code, S Corporations do not incur federal income taxes at the corporate level and the corporation's taxable income or loss is passed through to its stockholders.

7.   **Commitments and Contingencies**
The company has an office lease agreement. The terms of the lease are for 12 months commencing on September 1, 2004 and ending August 31, 2005. Rent is $9,680 per year. The company has an office equipment agreement. The terms of the lease are for 36 months commencing on June 8, 2002 and ending May 8, 2005. Base lease payments under the lease are $2,965 per year.

8.   **Common Stock**
The company has the authority to issue 1,000,000 shares of $1.00 par value common stock, of which 1,000 shares are issued and outstanding.

9.   **Basic Earnings Per Share**
Basic earnings per share of common stock were computed by dividing income available to common stockholders (net income), by the weighted average number of common shares outstanding for the year.

10.   **Long Term Notes Payable**
The long-term notes payable bear interest at 5.19 percent and are payable in monthly installments of $615. Automobile with a net carrying value of $40,228 has been pledged as sole recourse to secure the notes.

(Concluded)

SUPPLEMENTARY INFORMATION
TO FINANCIAL STATEMENTS

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2004

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

Fred L. Gothard _____ Certified Public Accountant

P.O. Box 53573
Lubbock, Texas 79453
(806) 745-1897
Fax (806) 745-1482

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Lowell and Company, Inc.

I have audited the accompanying financial statements of Lowell and Company, Inc. as of
and for the year ended December 31, 2004, and have issued my report thereon dated
February 25, 2005. My audit was conducted for the purpose of forming an opinion on the
basic financial statements taken as a whole. The information contained in Schedules I, II,
III, and IV is presented for purposes of additional analysis and is not a required part of
the basic financial statements, but is supplementary information required by rule 17a-5
under the Securities Exchange Act of 1934. Such information has been subjected to the
auditing procedures applied in the audit of the basic financial statements and, in my
opinion, is fairly stated in all material respects in relation to the basic financial statements
taken as a whole.

Fred L. Gothard, C.P.A.
Lubbock, Texas
February 25, 2005

Lowell & Company, Inc.

**Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission**

As of December 31, 2004

As a registered broker/dealer, the corporation is subject to the Uniform Net Capital Rule adopted and administered by the Securities and Exchange Commission. The corporation is required to maintain a minimum net capital, as defined under such Rule, for brokers who do not generally carry customers' accounts (See Notes 3 and 4). Net Capital may fluctuate on a daily basis. The corporation's net capital requirement for the year ended December 31, 2004 was $5,000 and its net capital for the year then ended was $28,636. A computation of net capital for the fiscal year ended December 31, 2004, as required by Rule 17a-5(d)(3), is as follows:

Net Capital Credit Items:

Common Stock	$ 1,000
Retained Earnings	85,286
TOTAL NET CAPITAL CREDIT ITEMS	86,286

Net Capital Debit Items:

Non Allowable Receivables	5,027
Other Assets	4,810
Furniture, Equipment, & Leasehold Improvements	47,813
TOTAL NET CAPITAL DEBIT ITEMS	57,650
NET CAPITAL	$ 28,636

Schedule II

Lowell & Company, Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2004

SUBORDINATED LIABILITIES:

Rule 17a-5(d)(2) of the Securities and Exchange Commission requires that a schedule of changes of liabilities subordinated to claims of general creditors be included in the financial statements of broker/dealers. The corporation has no such liabilities during the fiscal year ended December 31, 2004, accordingly, no schedule of changes are required.

Lowell & Company, Inc.

**Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
As of December 31, 2004**

POSSESSION AND CONTROL OF SECURITIES:

The corporation conducts business pursuant to a fully disclosed correspondent agreement with First Southwest Company, whereby the corporation forwards daily all cash and securities received from or to be delivered to the corporation's customers. First Southwest Company maintains the books and records related to the customers' accounts. Consequently, no securities are retained in the possession or control of the corporation. As permitted by Rule 15c3-3(k)(2)(b) of the Securities and Exchange Commission, the corporation has not presented a computation for determination of reserve requirements pursuant of Rule 15c3-3 and a computation of net capital under Rule 15c3-1 is required.

Schedule IV

Lowell & Company, Inc.

Reconciliation of Net Capital Under Rule 17a-5(d)(4)
Net Capital Reconciliation
As of December 31, 2004

NET CAPITAL RECONCILIATION:

Rule 17a-5(d)(4) of the Securities and Exchange Commission required that a reconciliation of net capital as shown on Page 11 and net capital per the December 31, 2004 FOCUS report as submitted to the Securities and Exchange Commission be presented when material differences exist. A reconciliation of these differences at December 31, 2004 is as follows:

Total Stockholders' Equity Per FOCUS Report	$ 93,748
Increase/(Decrease) Resulting From Audit Adjustments	
Furniture, Fixtures, & Leasehold Improvements	(11,707)
Other Assets	(216)
Note Payable	4,461
Total Stockholders' Equity Per Balance Sheet	86,286
Deductions Per FOCUS Report	17,741
Increase/(Decrease) Resulting From Audit Adjustments	
Furniture, Fixtures, & Leasehold Improvements	39,493
Other Assets	216
Total Deductions	57,450
Net Capital	$ 28,836

14